UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2024
Commission File Number: 001-38353

PagSeguro Digital Ltd.
(Name of Registrant)
Conyers Trust Company (Cayman) Limited,
Cricket Square, Hutchins Drive, P.O. Box 2681,
Grand Cayman, KY1-1111, Cayman Islands
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐    No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐    No ☒

PagSeguro Digital Ltd.

Q1 2024

Earnings Release

May 23, 2024

PagBank
R$ 15.000,00
R$ 100,00
VISA
PagBank

PAGS reports First Quarter 2024 Results
All-time high Net Income (Non-GAAP) of R$ 522 million, +33.2% y/y
Net Income (GAAP) of R$ 483 million, +30.5% y/y
São Paulo, May 23, 2024 – PagSeguro Digital Ltd. (“PagBank”, “we”, “Company”) announced today its first quarter results for the period ended March 31, 2024. The consolidated financial statements are presented in Reais (R$) and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
Q1 2024 Highlights
Operational Highlights

R$ billion	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Clients (# million)	31.4	28.7	9.5%	31.1	0.9%
Total Payment Volume (TPV)	111.7	88.1	26.8%	113.7	-1.7%
Cash-in	66.1	44.6	48.3%	66.3	-0.3%
Total Deposits	30.6	18.6	64.3%	27.6	10.8%
Credit Portfolio	2.7	2.7	0.2%	2.5	7.7%
Financial Highlights1(*)

R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Revenue and Income	4,306	3,750	14.8%	4,347	-0.9%
Gross Profit	1,750	1,422	23.1%	1,738	0.7%
% Margin	40.6%	37.9%	2.7 p.p.	40.0%	0.6 p.p.
Earnings before Tax (non-GAAP)	632	470	34.7%	633	-0.1%
% Margin (non GAAP)	14.7%	12.5%	2.2 p.p.	14.6%	0.1 p.p.
Net Income (non GAAP)	522	392	33.2%	520	0.3%
% Margin (non GAAP)	12.1%	10.5%	1.7 p.p.	12.0%	0.2 p.p.
EPS Diluted (R$) (non GAAP)	R$ 1.63	R$ 1.20	35.8%	R$ 1.63	-0.3%
(1)Gross Profit: Total Revenue and Income (-) Transaction Costs (-) Financial Expenses (-) Total Losses. Starting Q1 2024, Gross Profit metric no longer excludes Other Financial Income (R$ 105 million Q1 2024). For comparison, previous quarters are also reflecting the same criteria.
(*)    Non-GAAP Measures: For further information on the reconciliation and explanation of non-GAAP measures or for the presentation of the closest comparable GAAP measure, please see “Appendix” and “Non-GAAP Disclosure.”
•Strong TPV and revenue growth driven by all merchants’ segments, with healthy gross profit margins in Payments and Banking, leading to the all-time high Net Income / EPS, on a non-GAAP basis;
•Value proposition acknowledged under PagBank brand, positioning our one-stop-shop solution, gathering payments, banking, and value-added services, among the best account option for merchants and consumers;
•Unraveling new products to drive client engagement further with the launching of:
(i)PagBank Partnership Program, providing our payments solutions services embedded in the most significant Software as a Service (SaaS) providers (>350 partners);
(ii)Business Insurance for Merchants, enabling merchants to rely more on our complete banking solution while diversifying our revenues with products with higher margins than payments services; and
(iii)Working Capital loans and Overdraft Accounts, to be gradually resumed in the second semester of 2024, creating a comprehensive credit offering, fulfilling merchants and consumers’ demand.
•Issuance of the first public Financial Letter (“Letra Financeira”) amounting to R$633 million in April, maturing on May 10, 2026. The notional amount and incurred interest is to be paid on the due date (bullet payment). The transaction had 3.2x demand over the initial offering of R$500 million, leading to a final interest rate of CDI + 0.80% p.a., 40 bps lower than the initial spread, and a rating of brAAA attributed by S&P Global Ratings.

Operational Performance
PagBank Clients

# million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Clients[1]	31.4	28.7	9.5%	31.1	0.9%
Active Clients[2]	17.3	16.9	2.6%	17.2	0.7%
Banking	10.9	10.0	8.6%	10.7	1.6%
Banking + Payments	6.1	6.3	-4.0%	6.1	-0.3%
Payments	0.4	0.6	-28.3%	0.5	-6.6%
1.Total Clients: Number of clients registered at Brazilian Central Bank;
2.Active Clients: refer to Active Clients with at least one transaction in the last twelve months in the payments or banking services, and/or Active Clients with a balance in their digital account on the last day of the month.
Total Clients reached 31.4 million at the end of the quarter, +9.5% higher vs. Q1 2023, consisting of 17.3 million Active Clients, more than 50% of the Total Clients base. This increase was mainly related to Banking Clients growth, led by the higher penetration of consumers, representing 64% of our Active Clients vs. 61% in Q1 2023.
Payments
Total Payment Volume

R$ billion	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Payment Volume	111.7	88.1	26.8%	113.7	-1.7%
MSMB	77.6	62.8	23.6%	79.4	-2.3%
% Total Payment Volume	69.4%	71.3%	(1.8) p.p.	69.8%	(0.4) p.p.
LMEC	34.2	25.3	34.9%	34.3	-0.5%
% Total Payment Volume	30.6%	28.7%	1.8 p.p.	30.2%	0.3 p.p.
Active Merchants (# million)	6.5	6.9	-6.2%	6.5	-0.8%
TPV per Merchant (R$ thousand)	R$ 17.2	R$ 12.6	36.5%	R$ 17.2	0.0%
MSMB: Refers to Micro-merchants (monthly TPV < R$15,000) and Small/Medium Businesses (monthly TPV from R$15,000 up to R$ 1,000,000);
LMEC: Refers to Large Merchants (monthly TPV > R$ 1,000,000), e-Commerce and Cross-Border.
Total Payment Volume (TPV) totaled R$ 111.7 billion, +26.8% higher vs. Q1 2023, driven by all merchants’ segments, described below:
•MSMB TPV increased +23.6% y/y, mostly due to strong POS sales activity during the quarter, larger share of wallet per client, increasing usage of PIX QR Code in mPOS and POS devices, higher productivity in HUBs combined with geographic expansion, attracting and retaining micro-merchants and SMBs;
•LMEC TPV grew +34.9% y/y, mostly due to larger demand for our services from merchants processing over R$1 million in TPV per month, combined with a strong growth in Online Payments and a wide acceptance of the PIX QR Code payment method in our check-outs, in addition to LatAm expansion throughout PagSeguro International, our cross-border unit.
Active Merchants, which consists of Banking + Payments Clients and Payments Clients (standalone), ended the quarter with a total of 6.5 million, representing a decrease of -6.2% vs. Q1 2023, mainly due to the decrease in the number of nano-merchants (less than R$ 1k/month of TPV), in accordance with the execution of our strategy. Since 2022, we have been focusing on clients presenting better unit economics, higher activation ratio, and higher engagement in Banking rather than just net adds. Additionally, we have been improving our onboarding and risk assessment procedures to reduce chargebacks and losses, which has been positively reflected in the evolution of our gross profit in the last quarters.
As a result, our TPV per Merchant reached R$ 17.2 thousand in Q1 2024, +35.2% higher vs. Q1 2023.

Banking
Cash-In

R$ billion	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Cash-In	66.1	44.6	48.3%	66.3	-0.3%
Banking Active Clients (# million)	16.9	16.3	3.7%	16.7	0.9%
Cash-In per Active Banking Client (R$ thousand)	3.9	2.7	43.0%	4.0	-1.2%
Active Banking Clients refer to Banking Clients and Banking + Payments Clients.
Cash-In amounted to R$ 66.1 billion, up +48.3% y/y, mostly driven by the engagement of our clients in Payments accelerated by our Banking features to foster deposits growth such as Payroll Management, Collection Platform, Direct Deposits, and cashbacks/reward programs, positively contributing to boost PIX P2P inflows into PagBank accounts. As a result, Cash-In per Active Banking Client reached R$ 3.9 thousand, up +43.0% y/y, in addition to the higher number of Active Banking Clients in the period. The decrease as compared to Q4 2023 is due to the typical seasonality we experience, where Q4s usually have the strongest performance due to Black Friday, holiday season and extra salary (13th salary) for formal workers.
Credit Portfolio

R$ billion	Q1 2024	Q1 2023	Var. y/y	Q4 2023	Var. q/q
Credit Portfolio	2.7	2.7	0.2%	2.5	7.7%
Secured Products	2.0	1.2	65.1%	1.7	18.8%
% Credit Portfolio	72.5%	44.0%	28.5 p.p.	65.7%	6.8 p.p.
Unsecured Products	0.7	1.5	-50.8%	0.9	-13.7%
% Credit Portfolio	27.5%	56.0%	(28.5) p.p.	34.3%	(6.8) p.p.

R$ billion	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Credit Portfolio	2.7	2.7	0.2%	2.5	7.7%
Payroll Loans + Others¹	1.7	1.0	74.0%	1.4	23.0%
Credit Card	0.7	1.1	-34.3%	0.8	-6.4%
Working Capital Loans	0.3	0.7	-49.3%	0.4	-16.8%
Provision for Losses	(0.5)	(1.0)	-49.5%	(0.6)	-11.6%
Payroll Loans + Others¹	(0.0)	(0.0)	329.7%	(0.0)	13.7%
Credit Card	(0.2)	(0.5)	-68.3%	(0.2)	-15.5%
Working Capital Loans	(0.3)	(0.5)	-38.9%	(0.4)	-12.3%
Credit Portfolio, net	2.2	1.7	30.2%	1.9	13.5%
1.Payroll Loans: Refers to loan portfolios, including advance Brazil's Severance Indemnity Fund (FGTS) withdrawals and payroll loans to public sector employees and retirees.
Credit Portfolio reached R$ 2.7 billion in Q1 2024, mainly driven by our strategy to primarily grow secured products, which represented 73% of the portfolio, such as payroll loans and credit cards backed by investments. The strategy of diversifying the credit portfolio, shifting from unsecured products to secured products while expanding the addressable market beyond merchants, allowed us to successfully pass through the pandemic and one of the worst credit cycles in Brazil, prioritizing asset quality, risk management, and capital allocation.
As our asset quality has continued to improve combined with our initiatives to review and improve our onboarding, client assessment, underwriting and collection over the past two years, we expect to gradually resume credit underwriting of unsecured products from the second semester of 2024 onwards, completing our comprehensive credit product portfolio to serve our client’s demand, such as working capital loans for merchants with the backup of the registry of receivables and overdraft account.

Total Deposits

R$ billion	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Deposits	30.6	18.6	64.3%	27.6	10.8%
Average Percentage Yield (APY)[1]	95.1%	93.9%	1.2 p.p.	94.4%	0.7 p.p.
Checking Accounts	10.9	7.9	37.0%	11.4	-4.6%
Average Percentage Yield (APY)[1]	69.0%	73.0%	(4.0) p.p.	72.0%	(3.0) p.p.
Merchant's Payment Accounts	2.2	0.7	225.4%	2.1	4.4%
High Yield Savings Accounts	8.7	7.3	19.8%	9.3	-6.6%
Banking Issuances	19.7	10.7	84.5%	16.2	21.7%
Average Percentage Yield (APY)[1]	109.5%	109.3%	0.1 p.p.	110.2%	(0.7) p.p.
Certificate of Deposits	15.1	8.9	69.1%	13.1	15.5%
Interbank Deposits	4.6	1.8	163.5%	3.1	47.6%
1.As % of CDI (Brazilian Interbank Rate).

R$ billion	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Deposits	30.6	18.6	64.3%	27.6	10.8%
On-Platform	22.7	15.6	45.3%	21.4	6.1%
% Deposits	74.4%	84.1%	(9.7) p.p.	77.7%	(3.3) p.p.
Off-Platform	7.8	3.0	164.2%	6.1	27.5%
% Deposits	25.6%	15.9%	9.7 p.p.	22.3%	3.3 p.p.
Total Deposits reached R$ 30.6 billion, representing an increase of +64.3% vs. Q1 2023, mainly driven by the +84.5% y/y growth in Banking Issuances, led by Certificate of Deposits issued on and off-platform, in addition to the strong increase in Checking Accounts, amounting R$ 10.9 billion, up +37.0% y/y, with Annual Percentage Yield (APY) of 69% CDI (Brazilian Interbank Rate).

Financial Performance
Total Revenue and Income

GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Revenue and Income	4,306	3,750	14.8%	4,347	-0.9%
Transaction Activities and Other Services	2,369	2,151	10.2%	2,441	-2.9%
Financial Income	1,832	1,534	19.4%	1,833	0.0%
Other Financial Income	105	65	62.8%	73	43.7%

GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Revenue and Income	4,306	3,750	14.8%	4,347	-0.9%
Payments¹	3,942	3,355	17.5%	4,022	-2.0%
Banking²	365	395	-7.7%	326	11.8%
1.Payments: mainly composed by merchant discount rates (MDRs), early prepayment of cards receivables and membership fees from POS device;
2.Banking: mainly composed by interest income from credit portfolio, interest income from float of PagBank accounts, prepaid cards and escrow account reconciliation, fees (mostly cards interchange and account service fees) and Other Financial Income.
Total Revenue and Income reached R$ 4,306 million in Q1 2024, representing an increase of +14.8% vs. Q1 2023, led by higher revenues in the Payments segment, as described below:
•Payments: In Q1 2024, revenue amounted to R$ 3,942 million, representing an increase of +14.8% y/y, mainly driven by the recorded TPV growth in the period, as reflected in Transaction Activities and Financial Income, the last considers revenues from advance settlement features, including instant settlement into PagBank accounts.
•Banking: In Q1 2024, revenue amounted to R$ 365 million decreasing -7.7% y/y, mainly driven by the regulatory change that came into force on April 1, 2023, lowering the caps applicable to prepaid and debit cards, negatively impacting our revenue evolution. On a quarterly basis, banking revenue grew +11.8%, mainly led by Other Financial Income, which includes gains on financial investments in the period, benefits from the increase in deposits, interest income from our growing credit portfolio, and account service fees, linked to higher engagement and cash-in in the period.
Gross Profit

R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Revenue and Income	4,306	3,750	14.8%	4,347	-0.9%
Transaction Costs	(1,627)	(1,389)	17.1%	(1,645)	-1.1%
Financial Costs	(827)	(813)	1.7%	(841)	-1.7%
Total Losses	(103)	(126)	-18.8%	(123)	-16.2%
Gross Profit	1,750	1,422	23.1%	1,738	0.7%
% Total Payment Volume	1.57%	1.61%	(0.05) p.p.	1.53%	0.04 p.p.
% Total Revenue and Income	40.6%	37.9%	2.7 p.p.	40.0%	0.6 p.p.

R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Gross Profit	1,750	1,422	23.1%	1,738	0.7%
% Total Revenue and Income	40.6%	37.9%	2.7 p.p.	40.0%	0.6 p.p.
Payments	1,530	1,178	29.8%	1,542	-0.8%
% Gross Profit Margin	38.8%	35.1%	3.7 p.p.	38.3%	0.5 p.p.
Banking	220	243	-9.4%	197	12.1%
% Gross Profit Margin	60.5%	61.6%	(1.1) p.p.	60.5%	(0.0) p.p.

Gross Profit totaled R$ 1,750 million in Q1 2024, representing an increase of +23.1% vs. Q1 2023. As a percentage of Total Payment Volume (TPV), our Gross Profit rate was mostly flat vs. Q1 2023 and higher than Q4 2023, reaching 1.57% in the quarter, mainly driven by Payments performance and lower losses, in addition to our funding strategy backed by deposits, lowering our average cost of capital, as described below:
•Payments: In Q1 2024, Gross Profit amounted to R$ 1,530 million, representing an increase of +29.8% y/y, mainly driven by the TPV growth resulting from our unique value proposition, allowing us to serve larger merchants which contribute to higher deposits level, therefore leading to an increase in profitability despite steady take rates.
•Banking: In Q1 2024, Gross Profit amounted to R$ 220 million, representing a decrease of -9.4% y/y, mainly driven by the regulatory change that came into force on April 1, 2023, lowering the caps applicable to prepaid and debit cards.
Starting this quarter, Gross Profit no longer excludes Other Financial Income (R$ 105 million in Q1 2024). This change is neutral for the reported result as it has no impact on Earnings Before Tax (EBT) and Net Income. Previous quarters are shown under the new criteria, for comparison purposes. The Company has decided not to continue presenting Adjusted EBITDA in our results going forward, as they believe that other metrics, such as Gross Profit, better illustrate our financial performance.
Total Costs and Expenses(*)

Non-GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Costs and Expenses	(3,674)	(3,280)	12.0%	(3,714)	-1.1%
Cost of Sales and Services	(2,165)	(1,923)	12.5%	(2,240)	-3.4%
Selling Expenses	(435)	(316)	37.7%	(411)	6.0%
Administrative Expenses	(179)	(145)	23.0%	(107)	66.4%
Financial Expenses	(827)	(813)	1.7%	(841)	-1.7%
Other Expenses, Net	(68)	(82)	-17.0%	(114)	-40.2%
(*)    For further information on the reconciliation and explanation of non-GAAP measures or for the presentation of the closest comparable GAAP measure, please see “Appendix” and “Non-GAAP Disclosure.”

GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Costs and Expenses	(3,734)	(3,314)	12.7%	(3,763)	-0.8%
Cost of Sales and Services	(2,171)	(1,929)	12.5%	(2,244)	-3.3%
Selling Expenses	(437)	(318)	37.6%	(412)	6.1%
Administrative Expenses	(231)	(171)	34.6%	(152)	52.1%
Financial Expenses	(827)	(813)	1.7%	(841)	-1.7%
Other Expenses, Net	(68)	(82)	-17.0%	(114)	-40.2%
Total Costs and Expenses, on a non-GAAP basis, amounted to R$ 3,674 million in the Q1 2024, representing an increase of +12.0% y/y, mainly related to:
•Cost of Sales and Services of R$ 2,165 million in the Q1 2024, representing an increase of +12.5% y/y, mainly due to TPV growth, leading to a nominal higher interchange and card scheme fees, in addition to a higher POS depreciation and amortization of intangible assets as a result of past capital expenditures that were deployed to support the Company’s current growth.

When excluding non-GAAP figures related to LTIP Expenses (long-term incentive plan), Cost of Sales and Services, on a GAAP basis, reached R$ 2,171 million, representing an increase of +12.5% y/y.
•Selling Expenses totaled R$ 435 million, an increase of +37.7%, from R$ 316 million reported in Q1 2023, mainly due to our increased commercial team headcount for geographical expansion of our services and marketing expenses, partially offset by lower losses (chargebacks and ECL provisions).

When excluding non-GAAP figures related to LTIP Expenses (long-term incentive plan), Selling Expenses reached R$ 437 million, representing an increase of +37.6% from R$ 318 million reported in Q1 2023.

•Administrative Expenses reached R$ 179 million, an increase of +23.0% from R$ 145 million presented in Q1 2023, mainly driven by higher expenses on tech services, supporting our strong operational performance, in addition to higher provisions of personnel expenses in comparison to last year (variable compensation).

When excluding non-GAAP figures related to LTIP Expenses and Non-Recurring Amortization Expenses, Administrative Expenses reached R$ 231 million, representing an increase of +34.6%, from R$ 171 million reported in Q1 2023.
•Financial Costs totaled R$ 827 million in Q1 2024, an increase of +1.6% vs. Q1 2023, mainly due to lower average cost of funding led by deposits growth, which posted a strong figure quarter-over-quarter, increasing its relevance in our funding strategy, and lower expenses related to the Brazilian Basic Interest Rate (SELIC) decrease, partially offset by TPV growth in the period and the anticipated raising of funds for April 2024.
•Other Expenses, net reached R$ 68 million in Q1 2024, representing a decrease of -17.0% from expenses of R$ 82 million reported in Q1 2023. When excluding non-GAAP figures, Other Expenses remained stable.
On a GAAP basis, including LTIP Expenses and Non-Recurring Amortization Expenses of R$ 60 million, Total Costs and Expenses amounted to R$ 3,734 million, representing an increase of +12.7% in comparison to the amount of R$ 3,314 million presented in Q1 2023.
Total Costs and Expenses by nature(*)

Non-GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Costs and Expenses	(3,734)	(3,314)	12.7%	(3,763)	-0.8%
Transactions Costs	(1,627)	(1,389)	17.1%	(1,645)	-1.1%
% Total Revenue and Income	37.8%	37.0%	0.7 p.p.	37.8%	(0.1) p.p.
Interchange and Card Scheme Fee	(1,591)	(1,338)	18.9%	(1,629)	-2.3%
Others	(35)	(51)	-30.2%	(15)	132.5%
Financial Costs	(827)	(905)	-8.6%	(841)	-1.6%
% Total Revenue and Income	19.2%	24.1%	(4.9) p.p.	19.3%	(0.1) p.p.
Securitization of Receivables	(162)	(214)	-24.1%	(246)	-34.1%
Accrued Interest on Deposits	(629)	(599)	4.9%	(568)	10.7%
Others	(36)	(92)	-60.2%	(27)	33.6%
Total Losses	(103)	(127)	-18.8%	(123)	-16.2%
% Total Revenue and Income	2.4%	3.4%	(1.0) p.p.	2.8%	(0.4) p.p.
Chargebacks	(72)	(86)	-16.4%	(94)	-23.1%
Expected Credit Losses (ECL)	(31)	(40)	-23.9%	(29)	6.5%
Operating Expenses	(750)	(606)	23.8%	(732)	2.5%
% Total Revenue and Income	17.4%	16.2%	1.3 p.p.	16.8%	0.6 p.p.
Personnel Expenses	(335)	(272)	23.1%	(300)	11.5%
Marketing and Advertising	(209)	(118)	77.8%	(194)	8.0%
Other Expenses (Income), Net	(206)	(216)	-4.6%	(238)	-13.3%
Depreciation and Amortization and POS Write-Offs	(428)	(288)	48.5%	(423)	1.1%
% Total Revenue and Income	9.9%	7.7%	2.2 p.p.	9.7%	0.2 p.p.
Depreciation and Amortization	(372)	(317)	17.0%	(366)	1.5%
POS Write-off	(56)	(62)	-9.7%	(57)	-1.1%
(*)    For further information on the reconciliation and explanation of non-GAAP measures or for the presentation of the closest comparable GAAP measure, please see “Appendix” and “Non-GAAP Disclosure.”

Transaction Costs
Transaction Costs, on a GAAP and a non-GAAP basis, totaled R$ 1,627 million, representing an increase of +17.1% from R$ 1,389 million in Q1 2023. As a percentage of the Total Revenue and Income, Transaction Costs increased to 37.8% in Q1 2024 vs. 37.0% in Q1 2023, mainly driven by:
•Interchange and Card Scheme Fees totaled R$ 1,591 million in Q1 2024, representing an increase of +18.9% y/y, mainly driven by TPV growth partially offset by the impact of the regulatory changes on prepaid/debit cards that came into force on April 1, 2023; and
•Other Costs decreased by -30.2% vs. Q1 2023 to R$ 35 million, mainly due to efficiencies captured in processing costs and logistics.
Financial Costs
Financial Costs totaled R$ 827 million in Q1 2024, representing an increase of +1.7% vs. Q1 2023. As a percentage of Total Revenue and Income, Financial Expenses decreased to 19.2% in Q1 2024 vs. 21.7% in Q1 2023, mainly due to the lower average cost of funding led by the growth in deposits, increasing its relevance in our funding strategy and lower expenses related to the Brazilian Basic Interest Rate (SELIC) decrease.
On a nominal basis the increase (+1.7% y/y) is due to a higher volumetry of our Payments operation, linked to the strong increase of TPV in the period.
Total Losses
Total Losses reached R$ 103 million in Q1 2024, representing a decrease of -18.5% vs. Q1 2023. As a percentage of Total Revenues and Income, Total Losses decreased to 2.4% in Q1 2024 vs. 3.4% in Q1 2023.
This decrease was mainly driven by the asset quality related to improvements in our KYC/onboarding procedures, lowering chargebacks, combined with better asset quality of our credit portfolio, demanding lower ECL provisions.
Operating Expenses
Operating Expenses, on a Non-GAAP basis, which include Personnel Expenses, Marketing and Advertising and Other Expenses, totaled R$ 708 million, representing an increase +20.7% from R$ 587 million in Q1 2023. As a percentage of Total Revenue and Income, Non-GAAP Operating Expenses represented 16.4% vs. 15.7% in Q1 2023. These trends are mainly due to the following:
•Personnel Expenses reached R$ 293 million, representing an increase of +15.8% vs. Q1 2023, driven by the increase of our salesforce in the last quarter of 2023 and beginning 2024. When including LTIP Expenses and Non-Recurring Amortization Expenses amounting to non-GAAP expenses of R$ 42 million, Personnel Expenses, on a GAAP basis, totaled R$ 335 million, representing an increase of +23.1% vs. Q1 2023 due to the higher impact of LTIP given the current share price level.
•Marketing and Advertising totaled R$ 209 million in Q1 2024, representing an increase of +77.8% vs. Q1 2023, led by the strengthening of our marketing initiatives in the period, focusing on attracting new clients with better unit economics and distribution of financial services for our banking segment; and
•Other Expenses reached R$ 206 million in Q1 2024, a -4.7% decrease from R$ 216 million reported in Q1 2023.
On a GAAP basis, Operating Expenses totaled R$ 750 million, an increase of +23.8% from R$ 606 million in Q1 2023. As a percentage of Total Revenue and Income, Operating Expenses represented 17.4% vs. 16.2% in Q1 2023.
Depreciation and Amortization and POS Write-Off
Depreciation and Amortization reached R$ 353 million, representing an increase of +16.6%, from R$ 303 million in Q1 2023, mainly explained by:
•The depreciation of POS devices; and
•The amortization of R&D investments, mainly related to product development and data security. These investments allow us to defer our tax liability that generates a benefit through “Lei do Bem” (Technological Innovation Law).

When including LTIP Expenses and Non-Recurring Amortization Expenses amounting to non-GAAP expenses of R$ 19 million, D&A, on a GAAP basis, totaled R$ 372 million, representing an increase of +17.0% vs. Q1 2023 due to amortization of Fair Value adjustment related to acquisitions in the past and amortization of the Long-term Incentive Plan.
POS Write-offs in Q1 2024 totaled R$ 56 million, representing a decrease of -9.7% year-over-year and -1,1% decrease in comparison to last quarter (Q4 2023). The majority amount comes from 2020 and 2021 POS vintages.
Earnings Before Tax (EBT)(*)

Non-GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Earnings before Tax (EBT)	632	470	34.7%	633	-0.1%
% Total Revenue and Income	14.7%	12.5%	2.2 p.p.	14.6%	0.1 p.p.
(*)    For further information on the reconciliation and explanation of non-GAAP measures or for the presentation of the closest comparable GAAP measure, please see “Appendix” and “Non-GAAP Disclosure.”

GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Earnings before Tax (EBT)	572	436	31.3%	584	-1.9%
% Total Revenue and Income	13.3%	11.6%	1.7 p.p.	13.4%	(0.1) p.p.
Earnings before Tax amounted to R$ 632 million in Q1 2024 representing an increase of +34.6% vs. Q1 2023, reflecting the business growth in Payments and Financial Services, lower financial expenses, lower losses, and operational efficiencies partially offset by the increase of Depreciation and Amortization.
When including LTIP Expenses and Non-Recurring Amortization Expenses amounting to non-GAAP expenses of R$ 60 million, Earnings before Tax, on a GAAP basis, totaled R$ 572 million, representing an increase of +31.3% vs. Q1 2023.
Income Tax and Social Contribution

GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Earnings before Tax (EBT)	572	436	31.3%	584	-1.9%
Statutory Rate	34.0%	34.0%	0.0 p.p.	34.0%	0.0 p.p.
Expected Income Tax Expenses	(195)	(148)	31.3%	(198)	-1.9%
Income Tax effect on:
R&D and Tech Innovation Benefit¹	53	52	2.8%	44	20.4%
Taxation of Income abroad²	40	31	29.4%	45	-11.2%
Other	12	(0)	n.a.	14	-13.9%
Income Tax Expenses	(90)	(66)	35.7%	(96)	-6.2%
Effective Tax Rate	15.7%	15.2%	0.5 p.p.	16.4%	(0.7) p.p.
Current	(23)	(18)	29.2%	(25)	-5.7%
Deferred	(66)	(48)	38.1%	(71)	-6.3%
1.Refers to the benefit granted by the Technological Innovation Law (“Lei do Bem”), which reduces the income tax charges, based on the amount invested by the PagSeguro Digital Ltd. On specific intangible assets. Please, see Note 12 in our Form 6-K related to the Financial Statements, published on the date hereof;
2.Some entities and investment funds adopt different taxation regimes according to the applicable rules in their jurisdictions.
Income Tax and Social Contribution amounted to an expense of R$ 90 million in Q1 2024, representing an increase of +35.7% versus Q1 2023. Effective Tax Rate (ETR) stayed as a similar level as in 4Q23, at 15.7%, mainly driven by FIDC and benefits from “Lei do Bem” eligibility. In both periods, the difference between the Effective Income Tax and Social Contribution Rate and the Rate computed by applying the Brazilian federal statutory rate (34%) was mainly related to:
•Technological Innovation Law (“Lei do Bem”), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary; and
•Gains from subsidiaries abroad subject to different statutory tax rates. Certain entities or investment funds adopt different taxation regimes in accordance with the applicable rules in their respective jurisdictions.

Net Income(*)

Non-GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Net Income	522	392	33.2%	520	0.3%
% Total Revenue and Income	12.1%	10.5%	1.7 p.p.	12.0%	0.2 p.p.
Outstanding Common Shares¹ | # Million	316.9	324.7	-2.4%	317.2	-0.1%
Common Shares¹ diluted | # Million	321.2	327.5	-1.9%	319.1	0.7%
Basic Earnings per Common Share	R$ 1.65	R$ 1.21	36.5%	R$ 1.64	0.4%
Diluted Earnings per Common Share	R$ 1.63	R$ 1.20	35.8%	R$ 1.63	-0.3%
1.    Weighted average number.
(*)    For further information on the reconciliation and explanation of non-GAAP measures or for the presentation of the closest comparable GAAP measure, please see “Appendix” and “Non-GAAP Disclosure.”

GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Net Income	483	370	30.5%	488	-1.1%
% Total Revenue and Income	11.2%	9.9%	1.3 p.p.	11.2%	(0.0) p.p.
Outstanding Common Shares¹ | # Million	316.9	324.7	-2.4%	317.2	-0.1%
Common Shares¹ diluted | # Million	321.2	327.5	-1.9%	319.1	0.7%
Basic Earnings per Common Share	R$ 1.52	R$ 1.14	33.7%	R$ 1.54	-1.0%
Diluted Earnings per Common Share	R$ 1.50	R$ 1.13	33.1%	R$ 1.53	-1.8%
1.Weighted average number.
Net Income for the quarter amounted to R$ 522 million, representing an increase of +33.2%, from R$ 392 million reported in Q1 2023.
Including Non-GAAP expenses of R$ 39 million, Net Income on GAAP basis totaled R$ 483 million, up +30.5% when compared to R$ 370 million reported in Q1 2023.

Cash Flow Analysis

GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Cash Position at the beginning of the Period	2,899	1,829	58.5%	1,975	46.8%
Net Cash from Operating Activities	2,429	399	509.0%	2,165	12.2%
Earnings before Taxes (EBT)	572	436	31.3%	584	-1.9%
Expenses (Revenues) not affecting Cash	872	706	23.5%	843	3.5%
Changes in Operating Assets/Liabilities	451	(1,280)	n.a.	(84)	n.a.
Income Tax and Social Contribution paid	(15)	(12)	21.1%	(4)	263.1%
Interest Income received (paid)	548	549	-0.2%	826	-33.7%
Net Cash from Investing Activities	(1,643)	(562)	192.3%	(1,085)	51.4%
Net Cash from Financing Activities	682	150	353.4%	(155)	n.a.
Increase (Decrease) in Cash Position	1,467	(13)	n.a.	924	58.7%
Cash Position at the end of the Period	4,366	1,816	140.4%	2,899	50.6%
Cash and Cash Equivalents at the end of Q1 2024 amounted to R$ 4,366 million, representing an y/y increase of R$ 2,550 million, up +140%.
Net Cash provided in Operating Activities in Q1 2024 totaled R$ 2,429 million, representing an increase of +509% in comparison to R$ 399 million recorded in Q1 2023, driven by higher earnings and a stronger operating performance in the quarter.
Changes in Operating Assets/Liabilities amounted to a positive inflow of R$ 1,731 million, mainly due to higher Deposits inflow (Checking Accounts and Banking Issuances) amounting to R$ 5,108 million y/y, partially offset by the y/y outflow under the Accounts Receivable item, due to the increase in advance receivables related to merchants’ instant settlement.
Expenses (Revenues) not affecting Cash amounted R$ 872 million, up +24% y/y mainly driven by:
•Lower Losses, related to better fraud prevention actions related Total Payment Volume and relevant improvements in KYC/onboarding procedures in credit operations, combined with a larger exposure of secured credit products;
•Depreciation and Amortization growth due to the deployed capital expenditures in the past years;
•Increase in the Interest accrued from Financial Assets and Liabilities related by the deposits growth; and
•Decrease in Disposal of Property, Equipment, and Intangible Assets, mainly due to the equalization the write-offs of POS devices.
Net Cash used in Investing Activities in Q1 2024, totaled R$ 1,643 million, up +192% vs. Q1 2023, mainly due to the acquisition of financial investments to fulfill mandatory requirements accordingly to the level of deposits. In addition, our Capital Expenditures amounted to R$558 million, a slightly increase vs. Q4 2023, mainly driven by our strong commercial activities and inventory management, leading investments in Property and Equipment (mainly POS terminals), combined with investments in Intangible Assets related to product development, data security, client experience, among others, which we capitalize as intangible assets for tax efficiency purposes.
Net Cash used in Financing Activities in Q1 2024, totaled a positive flow of R$ 682 million, representing an increase of R$ 532 million, or +353%, in comparison to Q1 2023. This change is mainly related to debt issuances of R$ 898 million in the period, including a borrowing agreement of R$ 700 million aimed to diversify our funding structure. This instrument has a maturity date one year counted from the execution date and the payment will be in a single installment reflecting an interest rate of 109.9% of the CDI.

Appendix
Income Statement

GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Transaction Revenues	2,369	2,151	10.2%	2,441	-2.9%
Financial Income	1,832	1,534	19.4%	1,833	0.0%
Other Financial Income	105	65	62.9%	73	43.8%
Total Revenue and Income	4,306	3,750	14.8%	4,347	-0.9%
Cost of Sales and Services	(2,171)	(1,929)	12.5%	(2,244)	-3.3%
Selling Expenses	(437)	(318)	37.6%	(412)	6.1%
Administrative Expenses	(231)	(171)	34.6%	(152)	52.1%
Financial Costs	(827)	(813)	1.7%	(841)	-1.7%
Other Expenses	(68)	(82)	-17.0%	(114)	-40.2%
Earnings Before Tax (EBT)	572	436	31.3%	584	-1.9%
Current Income Tax and Social Contribution	(23)	(18)	29.2%	(25)	-5.7%
Deferred Income Tax and Social Contribution	(66)	(48)	38.1%	(71)	-6.3%
Income Tax and Social Contribution	(90)	(66)	35.7%	(96)	-6.2%
Net Income	483	370	30.5%	488	-1.1%
Income Statement by Costs and Expenses Nature

R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Transaction Revenues	2,369	2,151	10.2%	2,441	-2.9%
Financial Income	1,832	1,534	19.4%	1,833	0.0%
Other Financial Income	105	65	62.9%	73	43.8%
Total Revenue and Income	4,306	3,750	14.8%	4,347	-0.9%
Transaction Costs	(1,627)	(1,389)	17.1%	(1,645)	-1.1%
Financial Costs	(827)	(813)	1.7%	(841)	-1.6%
Total Losses	(103)	(127)	-18.8%	(123)	-16.2%
Gross Profit	1,750	1,422	23.1%	1,738	0.7%
Operating Expenses (Marketing, Personal and Others)	(750)	(606)	23.8%	(732)	2.5%
D&A + POS Write-Off	(428)	(380)	12.6%	(423)	1.1%
Earnings Before Tax (EBT)	572	436	31.3%	584	-1.9%
Current Income Tax and Social Contribution	(23)	(18)	29.2%	(25)	-5.7%
Deferred Income Tax and Social Contribution	(66)	(48)	38.1%	(71)	-6.3%
Income Tax and Social Contribution	(90)	(66)	35.7%	(96)	-6.2%
Net Income	483	370	30.5%	488	-1.1%

Total Costs and Expenses by nature (GAAP)

R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Costs and Expenses	(3,734)	(3,314)	12.7%	(3,763)	-0.8%
Transactions Costs	(1,627)	(1,389)	17.1%	(1,645)	-1.1%
% Total Revenue and Income	37.8%	37.0%	0.7 p.p.	37.8%	(0.1) p.p.
Interchange and Card Scheme Fee	(1,591)	(1,338)	18.9%	(1,629)	-2.3%
Others	(35)	(51)	-30.2%	(15)	132.5%
Financial Costs	(827)	(905)	-8.6%	(841)	-1.6%
% Total Revenue and Income	19.2%	24.1%	(4.9) p.p.	19.3%	(0.1) p.p.
Securitization of Receivables	(162)	(214)	-24.1%	(246)	-34.1%
Accrued Interest on Deposits	(629)	(599)	4.9%	(568)	10.7%
Others	(36)	(92)	-60.2%	(27)	33.6%
Total Losses	(103)	(127)	-18.8%	(123)	-16.2%
% Total Revenue and Income	2.4%	3.4%	(1.0) p.p.	2.8%	(0.4) p.p.
Chargebacks	(72)	(86)	-16.4%	(94)	-23.1%
Expected Credit Losses (ECL)	(31)	(40)	-23.9%	(29)	6.5%
Operating Expenses	(750)	(606)	23.8%	(732)	2.5%
% Total Revenue and Income	17.4%	16.2%	1.3 p.p.	16.8%	0.6 p.p.
Personnel Expenses	(335)	(272)	23.1%	(300)	11.5%
Marketing and Advertising	(209)	(118)	77.8%	(194)	8.0%
Other Expenses (Income), Net	(206)	(216)	-4.6%	(238)	-13.3%
Depreciation and Amortization and POS Write-Offs	(428)	(288)	48.5%	(423)	1.1%
% Total Revenue and Income	9.9%	7.7%	2.2 p.p.	9.7%	0.2 p.p.
Depreciation and Amortization	(372)	(317)	17.0%	(366)	1.5%
POS Write-off	(56)	(62)	-9.7%	(57)	-1.1%
Net Income Reconciliation (GAAP to non-GAAP)

R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Net Income (GAAP)	483	370	30.5%	488	-1.1%
LTIP Expenses	41	19	120.9%	32	31.4%
Amortization of Fair Value Adjustments	5	5	8.0%	5	-1.8%
Amortization of Capitalized Platforms Development Expenses	13	10	29.1%	13	5.1%
Income Tax and Social Contribution, on LTIP Expenses and Non-Recurring Adj.	(20)	(11)	78.7%	(17)	22.0%
Net Income (Non-GAAP)	522	392	33.1%	520	0.2%

Balance Sheet

R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Total Assets	59,165	43,192	37.0%	55,108	7.4%
Current Assets	52,398	37,508	39.7%	48,729	7.5%
Cash and Cash Equivalents	4,366	1,816	140.4%	2,899	50.6%
Financial Investments	4,399	1,064	313.5%	3,309	32.9%
Accounts Receivable	42,857	34,002	26.0%	41,757	2.6%
Receivables from Related Parties	4	0	n.a.	4	-3.2%
Inventories	30	22	37.6%	34	-11.3%
Taxes Receivable	584	448	30.3%	563	3.7%
Other Receivables	158	156	1.7%	163	-2.7%
Non-current Assets	6,767	5,684	19.1%	6,379	6.1%
Accounts Receivable	1,391	803	73.2%	1,144	21.6%
Receivables from related parties	28	0	n.a.	28	-0.1%
Judicial Deposits	57	44	28.8%	51	11.6%
Deferred Income Tax	98	102	-4.4%	99	-1.2%
Other receivables	45	27	64.9%	36	25.9%
Investment	0	2	n.a.	0	n.a.
Property and Equipment	2,506	2,438	2.8%	2,451	2.2%
Intangible Assets	2,643	2,268	16.5%	2,571	2.8%
Total Liabilities and Equity	59,165	43,192	37.0%	55,108	7.4%
Current Liabilities	36,516	25,703	42.1%	34,432	6.1%
Payables to Third Parties	9,858	8,723	13.0%	9,966	-1.1%
Checking Accounts	10,855	7,925	37.0%	11,383	-4.6%
Banking Issuances	13,473	7,522	79.1%	11,365	18.5%
Borrowings	900	196	360.1%	189	375.2%
Derivative Financial Instruments	17	26	-34.0%	41	-57.4%
Trade Payables	526	437	20.3%	514	2.4%
Payables to Related Parties	105	360	-70.8%	135	-22.5%
Salaries and Social Security Charges	232	205	13.2%	345	-32.7%
Taxes and Contributions	274	100	174.0%	241	13.8%
Provision for Contingencies	103	55	87.8%	91	12.3%
Deferred Revenue	131	125	4.2%	128	1.7%
Other Liabilities	41	29	40.3%	32	26.2%
Non-current Liabilities	8,880	5,281	68.1%	7,435	19.4%
Payables to Third Parties	205	94	119.2%	186	10.3%
Banking Issuances	6,233	3,157	97.5%	4,823	29.2%
Payables to related parties	290	161	80.1%	341	-15.0%
Deferred Income Tax and Social Contribution	1,897	1,614	17.6%	1,832	3.6%
Provision for Contingencies	5	15	-63.0%	6	-4.3%
Deferred Revenue	20	18	12.5%	18	13.0%
Other Liabilities	229	224	2.4%	230	-0.2%
Equity	13,769	12,207	12.8%	13,241	4.0%
Share Capital	0	0	n.a.	0	n.a.
Treasury Shares	(583)	(407)	43.2%	(760)	-23.3%
Capital Reserve	6,002	6,029	-0.4%	6,133	-2.1%
Retained earnings	8,374	6,607	26.7%	7,891	6.1%
Equity Valuation Adjustments	(22)	(22)	0.0%	(22)	0.0%
Other Comprehensive Income	(1)	0	n.a.	(0)	136.5%

Cash Flow

GAAP | R$ million	Q1 2024	Q1 2023	Δ% y/y	Q4 2023	Δ% q/q
Earnings before Income Taxes	572	436	31.3%	584	-1.9%
Expenses (Revenues) not affecting Cash	872	706	23.5%	843	3.5%
Depreciation and Amortization	372	317	17.0%	366	1.5%
Total Losses	103	126	-18.8%	123	-16.2%
Accrual of Provision for Contingencies	14	10	46.4%	36	-60.3%
Share based Long Term Incentive Plan (LTIP)	47	40	16.3%	35	31.9%
Loss on Disposal of Property, Equipment, Intangible and Investment Assets	46	63	-27.7%	87	-47.8%
Derivative Financial Instruments, net	(6)	(2)	275.2%	4	n.a.
Interest Accrued	298	150	98.7%	193	54.3%
Other Financial Cost, Net	(0)	1	n.a.	(1)	-71.4%
Changes in Operating Assets/Liabilities	451	(1,280)	n.a.	(84)	n.a.
Accounts Receivable	(2,448)	1,110	n.a.	(5,587)	-56.2%
Financial Investments (Mandatory Guarantee)	94	223	-58.1%	(1,504)	n.a.
Inventories	6	(8)	n.a.	(7)	n.a.
Taxes Recoverable	3	(14)	n.a.	(166)	n.a.
Other Receivables	(4)	21	n.a.	(2)	114.8%
Deferred Revenue	4	(0)	n.a.	2	93.3%
Other Liabilities	9	(2)	n.a.	6	51.4%
Payables to Third Parties	(88)	(373)	-76.5%	939	n.a.
Checking Accounts	(700)	(962)	-27.3%	1,723	n.a.
Trade Payables	13	(13)	n.a.	76	-83.2%
Receivables from (Payables to) Related Parties	(91)	(75)	21.1%	105	n.a.
Banking Issuances	3,751	(1,095)	n.a.	4,186	-10.4%
Salaries and Social Charges	(113)	(88)	28.9%	11	n.a.
Taxes and Contributions	23	1	n.a.	151	-84.8%
Provision for Contingencies	(8)	(4)	118.0%	(17)	-53.8%
Income Tax and Social Contribution paid	(15)	(12)	21.1%	(4)	263.1%
Interest Income received (paid)	548	549	-0.2%	826	-33.7%
Net Cash Provided by Operating Activities	2,429	399	509.0%	2,165	12.2%
Purchases of Property and Equipment	(295)	(149)	98.5%	(259)	13.7%
Purchases and Development of Intangible Assets	(264)	(260)	1.4%	(262)	0.7%
Acquisition of Financial Investments	(1,085)	(154)	605.6%	(564)	92.4%
Net Cash Used in Investing Activities	(1,643)	(562)	192.3%	(1,085)	51.4%
Borrowings	898	200	349.1%	0	n.a.
Payment of Borrowings	(189)	0	n.a.	0	n.a.
Payment of Borrowings Interest	(6)	0	n.a.	0	n.a.
Acquisition of Treasury Shares	0	(45)	n.a.	(151)	n.a.
Payment of Leases	(4)	(4)	4.9%	(4)	1.0%
Capital Increase	0	0	n.a.	0	n.a.
Payment of Derivative Financial Instruments, net	(16)	0	n.a.	0	n.a.
Net Cash Provided by Financing Activities	682	150	353.4%	(155)	n.a.
Increase (Decrease) in Cashand Cash Equivalents	1,467	(13)	n.a.	924	58.7%
Cash and Cash Equivalents at the Beginning of the Period	2,899	1,829	58.5%	1,975	46.8%
Cash and Cash Equivalents at the End of the Period	4,366	1,816	140.4%	2,899	50.6%

Non-GAAP Disclosure
This press release includes certain non-GAAP measures. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors' overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.
These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS as issued by the IASB. Non-GAAP measures have limitations in that they do not reflect all the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures.
Non-GAAP results consist of our GAAP results as adjusted to exclude the following items:
LTIP Expenses: This consists of expenses for equity awards under our two long-term incentive plans (LTIP and LTIP-Goals). We exclude LTIP expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business.
Amortization of Fair Value Adjustments: Amortization and write-downs of the fair value of certain acquired assets. We exclude these expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business.
Amortization of Capitalized Platforms Development Expenses: Amortization and write-downs of the capitalized expenses related to technology development projects. We exclude these expenses from our non-GAAP measures primarily because such expenses are non-recurring and do not correlate to the operation of our business (together with Amortization of Fair Value Adjustments, the Non-Recurring Amortization Expenses).
Income Tax and Social Contribution on LTIP Expenses and Non-Recurring Adjustments: This represents the income tax effect related to the LTIP Expenses and Non-Recurring Amortization Adjustments, including Amortization of Fair Value Adjustments and Amortization of Capitalized Platforms Development.
For a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP measures, see the tables elsewhere in this press release.

Earnings Call
PagSeguro Digital Ltd. (NYSE: PAGS) will host a conference call and earnings webcast on May 23, 2024 at 5:00 pm ET.
Event Details
Webcast: https://mzgroup.zoom.us/webinar/register/WN_b2RsX34dRhyeEaxaZeX_sQ#/registration
Contacts:

Investor Relations:	Media Press:
ir@pagbank.com	pagbank@xcom.net.br
investors.pagbank.com
Forward-Looking Statements
This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. We cannot guarantee that such statements will prove correct. These forward-looking statements speak only as of the date hereof and are based on our current plans, estimates of future events, expectations and trends (including trends related to the global and Brazilian economies and capital markets, as well as the continuing economic, financial, political and public health effects of the coronavirus, or the COVID-19, pandemic.) that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond our control. As consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements. To obtain further information on factors that may lead to results different from those forecast by us, please consult the reports we file with the U.S. Securities and Exchange Commission (SEC) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 23, 2024

PagSeguro Digital Ltd.

By:	/s/ Artur Schunck
Name:	Artur Schunck
Title:	Chief Financial Officer, Chief Accounting Officer and Investor Relations Officer